SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 26, 2004

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-______________.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

	By:	/s/ JENS KIRCHER

	Name:	Jens Kircher
	Titles:	Member of the Management Board and Chief Operating Officer

	By:	/s/ STEFAN SCHWENKEDEL

	Name:	Stefan Schwenkedel
	Titles:	Member of the Management Board and Chief Financial Officer

Date: April 26, 2004

2

AD HOC-PRESS RELEASE

PRIMACOM REPORTS 2003 RESULTS

Mainz, April 26, 2004 — PrimaCom AG (OTC BB “PCAGY” and Geregelter Markt Frankfurt: “PRC” or ID No. “625910”, www.primacom.de) today reported its consolidated results for the year ended December 31, 2003.

For the year ended December 31, 2003, revenues increased by 8.7 percent or 15.9 million Euro to 197.9 million Euro compared to 182.0 million Euro for the year ended December 31, 2002. The primary factor for this growth was an overall 15.2 million Euro revenue increase in Multikabel the Company’s Netherlands subsidiary. The primary reason for strong revenue growth in Multikabel was the 8.4 million Euro increase in its high speed Internet service.

In 2003 operating profit increased by 36.3 million Euro to 19.4 million Euro from an operating loss of 16.9 million Euro in 2002. Interest expense increased in 2003 by 3.7 million Euro to 113.1 million Euro compared to 109.4 million Euro in 2002 in the year 2003. The primary factor responsible for the increase was the higher interest rates associated with the 375.0 million Euro convertible second secured credit facility as compared with the revolving credit facility under which this amount was primarily due during the first quarter of 2002.

Net loss for the year ended December 31, 2003 was 118.1 million Euro, or 5.97 Euro per basic and diluted share, compared to a net loss of 138.3 million Euro, or 6.99 Euro per basic and diluted share for the year ended December 31, 2002. In particular depreciation, amortization expense and interest expense were the main contributors to the Company’s net loss.

EBITDA increased by 27.9 Mio. Euro or 35.3 percent from 79.1 million Euro in 2002 to 107.0 million Euro in 2003, primarily as a result of the growth of high-speed Internet services in Multikabel and continuing cost reduction activities. EBITDA is calculated as follows: 19.4 million Euro operating profit plus 87.6 million Euro depreciation and amortization.

At December 31, 2003, PrimaCom’s aggregate consolidated indebtedness was approximately 946.4 million Euro and was comprised of approximately 494.5 million Euro of senior bank debt, 448.1 million Euro of convertible second secured debt, 2.9 million Euro of capital leases obligations, and 0.8 million Euro of deferred purchase obligations.

Despite the positive trend in our overall operating profit, the company continues to generate significant net losses. As a result, as of December 31, 2003, shareholders’ equity had a deficit balance of 84.9 million Euro down from a positive equity balance of 33.0 million Euro at December 31, 2002. Due to the continued need to restructure the company’s financial position on April 16, 2004 PrimaCom AG has signed a financing transaction (the “Proposed Asset Sale and Purchase Transaction”) whereby it will, if successful transfer substantially all of its assets to a special purpose vehicle, BK Breitband Kabelnetz Holding GmbH, Hamburg.

For further information on that transaction we refer to PrimaCom’s prior Ad hoc release dated April 16, 2004.

Contact:	Investor Relations Tel. 06131 – 944 520, e-mail: investor@primacom.de PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz www.primacom.de

PrimaCom AG (OTC BB “PCAGY” and Geregelter Markt Frankfurt: “PRC” or ID No. “625910”, www.primacom.de) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, approx. 1.0 million in Germany and approx. 300,000 in The Netherlands.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.